

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2015

<u>Via E-mail</u>
Mr. Steve Putman
Senior Vice President, General Counsel and
Secretary
Black Stone Minerals, L.P.
1001 Fannin Street, Suite 2020
Houston, Texas 77002

> **Re: Black Stone Minerals, L.P.**
> **Schedule TO-I**
> **Filed November 6, 2015**
> **File No. 005-88844**

Dear Mr. Putman:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

<u>Why is the Partnership making the Offer? page 1</u>

1.   With a view toward revised disclosure, please supplementally advise us how the purchase will be 8% accretive to common and subordinated unitholders whether the Partnership funds the purchase with borrowings under its revolving credit facility or with cash on hand.

<u>Cautionary Note Regarding Forward-Looking Statements, page 11</u>

2.   Disclosure indicates that the "Partnership undertakes no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise." This disclaimer is inconsistent with the Partnership's obligation under Rule 13e-4(c)(3) to amend the Schedule TO to reflect any

material changes in the information previously disclosed. Please revise this disclaimer accordingly and refrain from including such language in future filings.

2. Acceptance for Payment and Payment for Preferred Units, page 14

3.   Disclosure indicates that the "Partnership expressly reserves the right, in its sole and absolute discretion, to delay the acceptance for payment of, or payment for, Preferred Units, in order to comply, in whole or in part, with any applicable law." Please revise to acknowledge the Partnership's obligations under Rule 13e-4(f)(5).

4.   Disclosure indicates that "[i]f any tendered Preferred Units are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or are not accepted because of an invalid tender, such unpurchased Preferred Units will be returned … as promptly as practicable following the termination of the Offer." Rule 13e-4(f)(5) requires that you return the tendered securities promptly after termination or withdrawal of the offer. Please revise the disclosure to be consistent with Rule 13e-4(f)(5).

3. Procedure for Tendering Preferred Units; Backup Withholding, page 15

5.   Disclosure indicates that determinations made by the Partnership regarding the validity of tenders will be "final and binding." Please revise to clarify that unitholders may challenge the Partnership's determinations in a court of competent jurisdiction. Please make corresponding revisions to the Letter of Transmittal and anywhere else in the Offer to Purchase where this language appears.

4. Rights of Withdrawal, page 16

6.   Disclosure indicates that after the Termination Date, Preferred Units may not be withdrawn except as otherwise provided in Section 4. Please revise to disclose the date certain after which unitholders may withdraw securities pursuant to Rule 13e-4(f)(2)(ii).

12. Certain Conditions of the Offer, page 26

7.   The offer may be subject only to conditions that are based on objective criteria and are outside the offeror's control. Please revise conditions (b)(v), (b)(vi) and (c) to include an objective standard, such as a standard of reasonableness, against which satisfaction of the conditions may be evaluated.

8.   Disclosure indicates that the conditions may be waived by the Partnership "at any time and from time to time." All offer conditions, other than those related to the receipt of government regulatory approvals, must be satisfied or waived at or prior to expiration of the offer. Please revise the disclosure to clarify this point.

9.   Disclosure indicates that the "failure by the Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time." This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Partnership's understanding of both points in your response letter.

14. Miscellaneous, page 26

10.   Disclosure indicates that the "Offer is not being made to … holders of Preferred Units in any jurisdiction in which the making of the Offer … would not be in compliance with the laws of such jurisdiction." Please explain to us how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If the company is attempting to rely on Rule 13e-4(f)(9)(ii), we note that Rule 13e-4(f)(9)(ii) is restricted to state law, and that the disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 if you have any questions regarding these comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Brenda K. Lenahan, Esq.
        Vinson & Elkins LLP